EXHIBIT 99.1
Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces Second Quarter 2010 Financial Results
43% Increase in Software Revenues from Prior Sequential Quarter

SALT LAKE CITY, UT — August 12, 2010 — Cimetrix, Incorporated (OTC BB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for its second quarter ended June 30, 2010 as follows:

For the three month period:
•	Total software revenue increased 157% from $512,000 in the second quarter of 2009 to $1,314,000.
•	Total revenue for the second quarter increased 112% year-over-year from $701,000 in the second quarter of 2009 to $1,484,000 in the second quarter of 2010.
•	Net income for the quarter was $481,000, up $326,000 from first quarter 2010 and up $665,000 from the second quarter 2009 net loss.
•
Compared to the first quarter of 2010, Company revenues increased 35%. Software revenues increased 43% from $922,000 to $1,314,000, while professional services revenues were essentially flat at $170,000.

For the six month period:
•	Total software revenue increased 137% from $942,000 in the first six months of 2009 to $2,237,000 in the first six months of 2010.
•	Total revenue for the six month period increased 69% year-over-year from $1,524,000 in the first six months of 2009 to $2,583,000 in the first six months of 2010.
•	Net income for the first six months of 2010 was $636,000, up $1,144,000 from first six months 2009 net loss of $508,000.

“We are pleased to report our fourth consecutive quarter of increasing software revenues and profitability. While we expect the rate of growth to slow down, discussions with our customers indicate shipment levels should continue to increase incrementally in the short term.” said Bob Reback, Cimetrix’s president and chief executive officer.

Reback added, “We are using this up cycle to build up our cash reserves and plan future growth initiatives while structuring our business model to proactively prepare for any future slow down. We remain focused on profitable growth centered on ensuring our customers’ success by continually improving our products and services.”

Highlights
•
Cimetrix records highest connectivity runtime license revenue in company history. The combination of the Company’s customer base becoming healthy, new design wins moving to production shipments, and continued strong photovoltaic shipments resulted in the highest connectivity runtime license revenue in Cimetrix history.

•
Cimetrix begins expanding software engineering staff. Based on the improved semiconductor industry health and requests from customers, Cimetrix began a very selective hiring process to add experienced engineers in software development and product management to its team.

•
New GEM Framework hits the mark. Cimetrix successfully concluded its first GEM Framework project with a very effective customer installation. The GEM Framework is based on the Company’s award winning CIMConnect™ GEM/PV2 development kit and allows a robust GEM or PV2 interface to be quickly deployed by the Cimetrix Global Services team.

•
Interface A standard gaining traction. After years of industry development, several major IC Makers announced plans to use the Interface A standards during the next wave of new fab investments. Cimetrix previously announced design wins with the majority of the top 20 equipment suppliers worldwide that selected the Company’s award winning CIMPortal™ software for Interface A implementation.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect
▪	CIM300™
▪	CIMPortal

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	June 30, 2010	December 31,
ASSETS	(Unaudited)	2009
Current assets:
Cash and cash equivalents	$409,000	$139,000
Accounts receivable, net	719,000	432,000
Inventories	2,000	1,000
Prepaid expenses and other current assets	50,000	22,000
Total current assets	1,180,000	594,000

Property and equipment, net	30,000	21,000
Intangible assets, net	2,000	6,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$1,296,000	$705,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$72,000	$50,000
Accrued expenses	419,000	346,000
Deferred revenue	242,000	162,000
Current portion of notes payable and capital lease obligations	42,000	295,000
Total current liabilities	775,000	853,000

Long-term liabilities:
Notes payable – related parties, net	388,000	388,000
Long-term portion of notes payable	409,000	413,000
Total long-term liabilities	797,000	801,000

Total liabilities	1,572,000	1,654,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 47,171,406 and 46,861,198 shares issued,
respectively	5,000	5,000
Additional paid-in capital	33,446,000	33,409,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(33,678,000)	(34,314,000)
Total stockholders’ deficit	(276,000)	(949,000)

	$1,296,000	$705,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues:
New software licenses	$1,107,000	$308,000	$1,858,000	$505,000
Software license updates and product support	207,000	204,000	379,000	437,000
Total software revenues	1,314,000	512,000	2,237,000	942,000
Professional services	170,000	189,000	346,000	582,000

Total revenues	1,484,000	701,000	2,583,000	1,524,000

Operating costs and expenses:
Cost of revenues	312,000	247,000	603,000	617,000
Sales and marketing	206,000	178,000	408,000	421,000
Research and development	136,000	121,000	243,000	293,000
General and administrative	317,000	280,000	626,000	585,000
Depreciation and amortization	6,000	24,000	13,000	49,000

Total operating costs and expenses	977,000	850,000	1,893,000	1,965,000

Income (loss) from operations	507,000	(149,000)	690,000	(441,000)

Other income (expenses):
Interest expense	(26,000)	(35,000)	(54,000)	(68,000)
Gain on sale of assets	-	-	-	1,000

Total other expenses, net	(26,000)	(35,000)	(54,000)	(67,000)

Income (loss) before income taxes	481,000	(184,000)	636,000	(508,000)

Provision for income taxes	-	-	-	-

Net income (loss)	$481,000	$(184,000)	$636,000	$(508,000)

Income (loss) per common share:
Basic	$0.01	$(0.01)	$0.01	$(0.02)
Diluted	$0.01	$(0.01)	$0.01	$(0.02)

Weighted average number of shares
outstanding:
Basic	47,277,000	33,810,000	47,163,000	33,784,000
Diluted	48,251,000	33,810,000	48,060,000	33,784,000